Filed pursuant to Rule 433
Registration No. 333-141868
January 9, 2008
Final Term Sheet
EUR 5,000,000,000 4.375% Global Bonds due 2018

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	EUR 5,000,000,000

Denomination:	EUR 1,000

Maturity:	July 4, 2018

Redemption Amount:	100%

Interest Rate:	4.375% per annum, payable annually in arrears

Date of Pricing:	January 9, 2008

Closing Date:	January 16, 2008

Interest Payment Dates:	July 4 in each year

First Interest Payment Date:	July 4, 2008

Interest Payable on First Interest Payment Date:	EUR 101,605,191.26

Currency of Payments:	EUR to CBF
USD to DTC bondholder unless the bondholder elects EUR

Price to Public/Issue Price:	99.669%

Underwriting Commissions:	0.15%

Proceeds to Issuer:	99.519%

Format:	SEC registered global notes

Listing:	Frankfurt Stock Exchange (regulated market)

Business Day:	For payments in EUR: Frankfurt
For payments in USD: Frankfurt and New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	Actual/actual ICMA

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC, CBF (CBL, Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

ISIN:	DE000A0SLD89

CUSIP:	500769CM4

Ratings of Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Citi The Royal Bank of Scotland UBS Investment Bank

Co-Lead Managers:	ABN AMRO Banca Akros Barclays Capital BNP PARIBAS Credit Suisse Deutsche Bank Dresdner Kleinwort DZ BANK AG HSBC Merrill Lynch & Co. Morgan Stanley Nomura International

Stabilization Manager:	UBS Limited
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/821533/000132693207000159/f01597e424b3.htm. KfW’s base prospectus relating to the notes is available through the following link:

http://www.sec.gov/Archives/edgar/data/821533/000132693207000153/f01595e424b3.htm. Certain information relating to the notes is available through the following link:

http://www.sec.gov/Archives/edgar/data/821533/000132693207000375/f01759e18vkza.htm#105. Alternatively, UBS will arrange to send you the prospectus, which you may request by calling toll-free +1-888-722-9555, Ext. 1088.

[1]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.